YUKI-CO, LLC
FINANCIAL STATEMENT AND SUPPLEMENTAL INFORMATION WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69709

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: YUKI-CO, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2173 WALKER LANE
(No. and Street)

SALT LAKE CITY (City) UTAH (State) 84177 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TAD BULL (Name) 817 923 9649 (Area Code – Telephone Number) tad.bull@rubiconconsultinggroup.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HAYNIE & COMPANY
(Name – if individual, state last, first, and middle name)

1785 WEST 2300 SOUTH (Address) SALT LAKE CITY (City) UT (State) 84119 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 457 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY COLLETT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of YUKI-CO, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SILVIA LOPEZ
NOTARY PUBLIC-STATE OF UTAH
COMMISSION# 717205
COMM. EXP. 03-08-2025

Signature: [signature]

Title: MANAGING MEMBER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Yuki-Co, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Yuki-Co, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Yuki-Co, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Yuki-Co, LLC's management. Our responsibility is to express an opinion on Yuki-Co, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Yuki-Co, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Net Capital Computation Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Yuki-Co, LLC's financial statements. The supplemental information is the responsibility of Yuki-Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Net Capital Computation Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 31, 2022

We have served as Yuki-Co, LLC's auditor since 2018.

YUKI-CO, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	136,972
Receivables		58,996
Other Assets		1,501
TOTAL ASSETS	$	197,469

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	33,117
Other Current Liabilities SBA PPP Loan		30,000
TOTAL LIABILITIES	$	63,117
Commitment & Contingencies		
Members' Equity	$	134,352
TOTAL LIABILITIES & Members' Equity	$	197,469

See accompanying notes to financial statements

YUKI-CO, LLC
STATEMENT OF OPERATIONS
For the year ending December 31, 2021

Revenues:		
Placement Agent Fees	$	538,795
Payroll Protection Program Loan		36,000
Other Income		25
Interest Income		38
Total Revenues	$	574,858
Expenses		
Commission	$	315,454
Licenses, Dues & Suscriptions		5,213
Rent		750
Office Expense		9,033
Payroll		135,700
Professional Fees		40,760
Regulatory Fees		6,999
Travel		1,520
Other		5,280
Total Expenses	$	520,709
Net Income	$	54,149

See accompanying notes to financial statements

YUKI-CO, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
For the year ending December 31, 2021

	Total Members' equity
Balance - Beginning of year	$ 131,764
Member contribution	7,500
Member withdraw	(59,061)
Net income	54,149
Balance - End of year	$ 134,352

See accompanying notes to financial statements

YUKI-CO, LLC
STATEMENT OF CASH FLOW
December 31, 2021

OPERATING ACTIVITIES		
Net Income	$	54,149
Adjustments to Reconcile Net Income to Cash Provide by Operations:		
Paycheck Protection Program Forgiveness		(36,000)
Decrease in Receivables		74,971
Decrease in Other Assets		1,163
Decrease in Payables		(22,142)
Net cash provided by Operating Activities	$	72,141
INVESTING ACTIVITIES		
Net cash provided by Investing Activities	$	-
FINANCING ACTIVITIES		
Proceeds From PPP Loan	$	30,000
Capital Contribution		7,500
Capital Withdraw		(59,061)
Net cash used in Financing Activities		(21,561)
Net cash increase for period		50,580
Cash at beginning of period		86,392
Cash at end of period	$	136,972
SUPPLEMENTAL CASH FLOW INFORMATION		
Income Tax paid	$	-
Interest Paid	$	-

See accompanying notes to financial statements

YUKI-CO, LLC
Notes to the Financial Statements
December 31, 2021

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Yuki - Co, LLC ("Yuki-Co") has been organized as a Utah limited liability company. Yuki-Co will continue business as a limited purpose broker-dealer focusing initially on (a) private offerings acting as a placement agent, and(b) third-party marketing of alternative investment funds ("Financial Securities"). Due to the limited business activities of the Firm, Yuki-Co is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of footnote 74 of the Securities and Exchange Commission Release # 34-70073.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Yuki-Co, LLC is the exclusive international placement agent for Yuki Management and Research Fund. Yuki-Co LLC is contracted to receive 50 basis points of the Net Asset Value (NAV) of Yuki Management and Research Fund. The Fund as of December 31, 2021, had $158,000,000 dollars NAV. Yuki-Co, LLC pays placement fees to a group of placement agents. Placement agents receive commissions of 30 basis points on funds introduced to Yuki Management and Research Fund. Subsequently, placement agents continue to receive quarterly fees on net assets that remain in the fund.

Placement agent fees of approximately $406,739, or 75% of the total placement fee, were generated from Yuki International Fund Management and approximately $132,054, or 25% of the total placement fee, were generated from Synergy Fund.

Total placement agent fees for 2021 were $538,795. The accounts receivables as of December 31, 2021, were fund placement fees earned in November, and December of 2021.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Receivables

Receivables as of December 31, 2021, were fund placement fees earned in November and December 2021.

Amounts classified as receivable were received in the subsequent months, therefore, an allowance for doubtful accounts was not considered necessary.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. INCOME TAXES

As a wholly owned limited liability company, the Company is not subject to Federal, state, or local income taxes. All items of income, expense, gains, and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits on December 31, 2021.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has a space sharing, agreement with BC Consulting, LLC. a company related through common ownership and paid $250 a month rent starting January 1, 2021. The expense sharing agreement has been in place since 2019 and requires monthly payments. The total rent for the 2021 was $3,000.

NOTE 5. COMPUTATION OF EXCESS NET CAPITAL

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2021, the Company had a net capital of $103,885 and a minimum net capital requirement of $5,000. This resulted in a total excess net capital of $98,885.

NOTE 6. Contingencies

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2021, the Company was not involved in any significant litigation. No other contingent liabilities.

NOTE 7. PAYCHECK PROTECTION PROGRAM (PPP) LOAN

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act (the "Act") was signed into law on March 27, 2020 and provided for fast and direct economic assistance to small businesses adversely impacted by the COVID-19 pandemic. As part of the law, the Paycheck Protection Program ("PPP") was established to provide small businesses with financial resources needed to maintain their payroll and cover applicable overhead during a specified period of economic downturn. In August 2021, the Company applied for and received a PPP loan from Key Bank in the amount of $30,000. The loan is administered and guaranteed by the Small Business Administration ("SBA"). The Company has treated the loan as debt on the December 31, 2021, financial statements and plans to apply for loan forgiveness in early 2022 as is provided for in the Act. PPP loans are forgiven after the SBA has determined that the loan is eligible for forgiveness and the SBA has paid the lender. The Company intends to recognize a gain on extinguishment of the debt in the income statement when it is

notified by the lender that the debt has been forgiven. No interest has been accrued on the loan as forgiveness is anticipated. As permitted by FINRA based on expected forgiveness, the Company's net capital calculation has an add-back for the PPP loan amount and has excluded the PPP loan from aggregate indebtedness. On 8/24/2020 the Company received $36,000 for the first round of the PPP loan program. The forgiveness of this loan was granted on 3/05/2021.

NOTE 8. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 31, 2022, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2021.

SUPPLEMENTARY INFORMATION

YUKI-CO, LLC
Net Capital Computation Rule 15c3-1
December 31, 2021

Member Capital	$ 134,352
Deduction for non-allowable assets	
Total non-allowable assets	$ (60,497)
Qualified PPP expenses paid to date	$ 30,000
Net Capital	$ 103,885
Total Aggregate Indebtedness	$ 33,117
Computation of basic net capital requirements:	
Minimum net capital requirements of 15:1 of the average indebtedness of $ 33,117	$ 2,208
Statutory minimum net capital	$ 5,000
Net capital requirement (greater of the minimum calculation or the statutory amount	$ 5,000
Excess net capital (net capital less net capital required)	$ 98,885
Percentage of aggregate indebtedness to net capital	32%

Statement Pursuant to Rule 17a-5(d)(4)
There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited PartIIA of Form X-17A-5A filed as of December 31,2020.

Yuki-Co, LLC
Exemption Report
Required under 17a-5(d)(4)
December 31, 2021

The Yuki-Co LLC. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is a non-covered Firm, thereby exempt from Rule l5c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

During the year ended December 31, 2021 the Company:

l. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule l5c2-4; and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company)

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively as a limited purpose broker-dealer focusing initially on (a) private offerings acting as a placement agent, and (b) third-party marketing of alternative investment funds ("Financial Securities"). Due to the limited business activities of the Firm, Yuki-Co is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of footnote 74 of the Securities and Exchange Commission Release # 34-70073.

3. did not carry accounts of or for customers.

4. did not carry PAB accounts (as defined in Rule l5c3-3).

I, Jeffrey Collett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffrey Collett, Managing Member

Haynie & Company
Certified Public Accountants & Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Yuki-Co, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Yuki-Co, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively as a limited purpose broker-dealer focusing initially on (a) private offerings acting as a placement agent, and (b) third-party marketing of alternative investment funds ("Financial Securities"). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Yuki-Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Yuki-Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

We are required to be independent of and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie & Company

Haynie & Company
Salt Lake City, Utah

March 31, 2022

Haynie & Company
Certified Public Accountants & Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Yuki-Co, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Yuki-Co, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company

Salt Lake City, Utah

March 31, 2022

AMENDMENT

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/201

(Read carefully the instructions in your Working Copy before completing this Form)

AMENDMENT

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69709 FINRA DEC
Yuki-Co, LLC.
2173 Walker Lane
Salt Lake City, Ut 84117

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tad Bull 917-923-9649

2. A. General Assessment (item 2e from page 2) $858

B. Less payment made with SIPC-6 filed (**exclude interest**) and original SIPC 7 (725)

7/27/2021&02/07/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 133

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $133

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $133

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Yuki-Co, LLC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of March, 20 22.

Jeff Collett
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$574,858
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,687
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$572,171
2e. General Assessment @ .0015	$858
	(to page 1, line 2.A.)